FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Press Release

First quarter 2003 revenues at 1.9 billion euros

•	12% revenue decrease at constant rate
•	Thomson repositioning shows strength in Content and Licensing businesses

Key highlights:

•	As expected, overall Group revenues decreased (12)% before foreign exchange impact of (281) M€, with strong sales in content-related business and in Europe being offset by weaker finished consumer goods and component sales in the US.

•	Two-digit growth for the two divisions “Content & Network” and “Licensing” that contribute the most to the Group’s profit. These divisions represented 48.6% of the Group’s first quarter revenues (versus 38.8% in Q1 2002).

•	New products, new contracts and new sales initiatives will drive sales going forward, starting with a better Q2 across all divisions – Q2 2003 revenues are expected around flat year-on-year at constant currency.

•	An improving second quarter sales trend expected, although still implying an H1 outlook lower than previously targeted. The Group’s full-year objectives, notably for operating margin and cash flow, are reconfirmed today.

First quarter 2003 unaudited Group consolidated net sales:

Paris, April 16th, 2003: For the first quarter 2003, Thomson consolidated net sales reached 1,905 M€ against 2,484 M€ in the first quarter 2002. Excluding the significant impact of currency changes of (281)M€, or (11.3)%, first quarter consolidated net sales show a decrease of (12)%.

First quarter sales include revenues from newly integrated companies, PDSC, Still in Motion, Duplitek, Vidfilm, Victoria Film, Pacific Media Affiliates, Grass Valley Group, Grundig set-top box business and Canal+ Technologies, which together contributed approximately 150 M€ to net sales during the quarter.

Summary first quarter unaudited consolidated net sales

In millions of €	1Q03	1Q02	Foreign exchange impact	Variation at constant currency
Content & Networks	846	887	(132)	+10.3%
Licensing	79	76	(8)	+13.5%
Consumer Products	718	1 032	(107)	-20.0%
Component	261	488	(33)	-39.7%
Total Thomson	1 905	2 484	(281)	-12%

The Group’s consolidated net sales for the first quarter are reported according to the new segment reporting structure introduced by the Group for 2003 in order to better reflect the Group’s business and customer profile.

First quarter highlights and outlook by division

Content & Network :

Net sales grew 10.3% at constant currency, (-4.6% including currency effects).

•	Content-related activities (Replication – film, DVD, VHS -, distribution and post-production) delivered 8.1% organic growth in the first quarter. Growth in DVD replication, distribution and service revenues and post-production revenues offset declining VHS volumes. Q2 will benefit from new studio contract wins such as Universal for film and Dreamworks for post-production.
•	Sales of broadcast equipment fell sharply year-on-year. Broadcasters increased tender requests during the quarter but showed reluctance to translate these requests into firm orders ahead of the NAB show in April. Thomson showcased a number of new products and systems initiatives at the NAB and signed significant new contracts at and following the show.
•	Sales of Broadband equipment and services fell 18.3% at constant currency, or -27.0% including currency effects. Sales of decoders for the Echostar platform in the US and for BskyB and Digital Terrestrial services in the UK grew strongly, but did not offset declines in Continental Europe and a year-on-year decline in sales of Thomson-supplied DirecTV systems at retail in North America. Towards the end of the quarter, the Group launched the advanced Pilotime set-top box for Canal+ and expanded with promising trials for video over DSL.

During the quarter, Thomson pursued its capacity and technology investments within the Content & Networks Division:

•	Capacity expansion in DVD replication, with additional capacity in Mexico and Poland, as well as significant investments in related distribution and service facilities
•	Extended post-production offering, with a new post-production site in New York to be opened in Q2 and the acquisition of PMA to reinforce the US-based audio post-production capabilities.
•	Development of a network software business with the closing of the C+ Technologies acquisition in February.

These initiatives will support the continued growth of the Content & Networks Division in 2003.

Licensing:

Licensing showed solid growth. Revenues increased 13.5% at constant rate, or 3.5% including currency effects in the first quarter, slightly ahead of expectations. Trends remained similar to those experienced in Q4 2002, with revenues from new digital programs more than offsetting weaker traditional consumer electronics programs.

Consumer Products:

Consumer Products sales declined 20.0% at constant rates, or 30.4% including currency effects. This decrease reflects a contrasted performance between Europe and the US.

•	Revenues in the US were impacted as expected by low consumer confidence, significant retailer de-stocking and the significant growth of imports from Asia, notably China, into the US market. Across the market as a whole, weaker volumes drove significant pricing pressure. As in previous quarters, Thomson did not follow fully the price falls in all categories.

•	Revenues grew 3.4% in Europe. The Group achieved market share gains in several product segments in Europe. Thomson continued to focus on high-end products, reaching a record 24.6% market share for projection TV (Europe 5) and to improve its regional positions, in particular in France, Germany and Italy.

Thomson continues to drive the evolution of the business model in its Consumer Products division. In the second quarter, the Group will remain focused on sales, introduction of new high-end products as well as cost structure adjustments:

•	TV: focus on the higher-end segment with extended retail placement of the Scenium and digital product range in the US and new product launches (micro display Projection TVs, new plasma/LCD line, HiPix technology).
•	Home audio video: new digital home theatre systems and new range of DVD combo products (HDD/VCR)
•	Communications: introduction of a new 5.8 Ghz line of phones and launch of a SoHo (small office, home office) range of products under the RCA brand.
•	Not least, the Group will accelerate its cost reduction action plans: in addition to the ongoing ‘Spring’ cost reduction program, Thomson is deploying two new programs to ensure the adjustment of its cost structure to the level of activity: ‘Tune-up’ program for the reengineering of Marketing/Development and Corporate functions; and ‘Thomson Quality System’ to improve processes and systems throughout all the Group’s activities. The latter has led to more than 25,000 improvement suggestions within 52 plants this quarter.

Components:

Consolidated net sales fell 39.7% at constant currency, or 46.6% including currency effects. Total sales fell 34.0% at constant currency, or 42.1% including currency effects. The two main drivers of the sales drop were, as expected, the absence of game module sales (which accounted for 124 M€ of net sales in Q1 2002) and weak demand of tubes from the North American TV manufacturers. Revenues grew strongly in Asia (year-on-year sales growth of 30%).

The Group has initiated action plans to address the issues in modules and US tubes:

•	In Digital Modules, Thomson expects in Q2 2003 to restart the shipping of game modules and to launch new products for slim DVD and the domestic Chinese market.
•	In Tubes, Thomson took actions to align its manufacturing base, reducing its US production by 32% in the first quarter compared to last year (including one line in the U.S. in lay-offs). Thomson is increasing its worldwide capacity in true-flat (TF) tubes in 29” and 32” sizes, with second TF lines in Mexicali (Mexico) and Foshan (China) being installed for second half production. The Group also made investments in glass in its plant in Poland in order to increase its capacity in TF and VLS panels.
•	Finally, as previously announced, Thomson is pursuing the completion of its strategic analysis and plan for Components, notably taking into account the US competitive environment for tubes.

2003 focus and outlook:

Some of the negative characteristics of Q1 are not expected to continue into Q2, notably the significant de-stocking in US consumer channels. In addition, as set out above, Thomson has new product, contract and client initiatives that will drive growth in the second quarter and the rest of the year.

These initiatives should drive second quarter sales around flat at constant currency year-on-year, or between 2.1 and 2.3 billion euros at today’s exchange rates.

The Q1 sales outturn leaves the Group’s full year revenue targets achievable, if at the upper end of our current forecasts. The combination of internal initiatives to drive sales growth on the one hand and cost-cutting on the other leads us, despite an H1 outlook lower than previously targeted, to confirm our full year objectives for operating margin and cash flow.

Management remains committed to, and confident of, achieving the strategic initiatives and targets laid down for the full year 2003, designed to further the repositioning of the group along its chosen segments of the video value chain.

“What has pleased me about the first quarter is that our Content & Networks and Licensing businesses have again shown their ability to deliver. For the rest of the year, even if we do not expect it to be as difficult as the first quarter, we intend to remain fully focused on serving our customers and on adjusting our cost base to deliver once again our financial commitments to our shareholders” said Charles Dehelly, CEO of Thomson.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

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Press release

Thomson wins 2 million tube contract

with Chinese TV leader Changhong

Paris, April 16, 2003 – Thomson (Paris : 18453 ; NYSE : TMS) announced today that it has signed an agreement to supply two million color TV picture tubes for Sichuan Changhong Electric Co., Ltd., the largest TV manufacturer in China. This agreement is a recognition of Thomson’s competitive production capacities in Large and Very Large tubes, and strengthens its business relations with Changhong, a Thomson customer for several years.

Thomson will provide large- (25-27-inch) and very large (32-inch and above) tubes to Changhong over the next 12 months.

The agreement underscores Thomson’s strategy to remain a worldwide leader in large and very large tubes, as well as its commitment to leverage the company’s growth in the Chinese market. Over the past several years, Thomson has been steadily expanding its capabilities and manufacturing presence in China, most notably at its state-of-the-art factory in Foshan in the Guangdong province.

“We are extremely pleased to grow our business with Changhong, which is the number one brand in the Chinese domestic market. Their ongoing trust in Thomson’s ability to be a premier supplier is well founded as we continue to strengthen our interests in serving the significantly growing Chinese market and working with leading Chinese manufacturers” said Charles Dehelly, Chief Executive Officer of Thomson.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due, among others, to changes in global economic and business conditions, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : April 22, 2003

THOMSON S.A.

By:	/s/ Julian Waldron
Name: Julian Waldron Title: Senior Executive Vice President, Chief Financial Officer